UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 814131405

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 20 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 20 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 20”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1100 Ridgeway Loop Road, Memphis, Tennessee 38120.

Item 2.	Identity and Background

(a)           This Amendment No. 20 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c)   See Schedule A hereto.

(d) and (e)   During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                See Schedule A hereto.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

(a) - (j)

On September 13, 2006, the merger contemplated by the previously reported Agreement and Plan of Merger, dated as of June 12, 2006 (the “Merger Agreement”), among Sedgwick CMS Holdings, Inc., GOSC Merger Corp. and the Issuer, became effective.  Pursuant to the merger, each outstanding share of Common Stock and Class A Common

CUSIP No. 814131405

Stock was converted into the right to receive $16.46 per share in cash without interest.  Consequently, the Reporting Persons no longer beneficially own any shares of Common Stock or Class A Common Stock.

Item 5.	Interest in Securities of the Issuer
(a) Number of shares of Class A Common Stock beneficially owned as of September 13, 2006 by each of the Reporting Persons and the other persons listed on Schedule A hereto:
Number of Shares of Class A Common Stock:

Brian D. Fitzgerald	0
FGS, Inc.	0
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	0
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

Percent of Class A Common Stock:

Brian D. Fitzgerald	0.00%
FGS, Inc.	0.00%
Capital Partners, Inc.	0.00%
CP Acquisition, L.P. No. 1	0.00%
FGS Partners, L.P.	0.00%
A George Gebauer	0.00%
William R. Schlueter	0.00%
Wendy E. Bolton	0.00%

(b) Number of shares of Class A Common Stock beneficially owned as of September 13, 2006 as to which the Reporting Persons and each of the other persons listed in Schedule A hereto have:

(i) sole power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	0
FGS, Inc.	0
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	0
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

CUSIP No. 814131405

(ii) shared power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	0
FGS, Inc.	0
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	0
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	0
FGS, Inc.	0
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	0
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	0
FGS, Inc.	0
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	0
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(c)           On September 13, 2006, the merger contemplated by the previously reported Merger Agreement became effective.  Pursuant to the merger, each outstanding share of Class A Common Stock was converted into the right to receive $16.46 per share in cash without interest.  Consequently, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.

(d) Not applicable.

CUSIP No. 814131405

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock on September 13, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Voting Agreement, dated as of June 12, 2006 (the “Voting Agreement”), among Sedgwick CMS Holdings, Inc., GOSC Merger Corp., CP Acquisition, L.P. No. 1, FGS, Inc., Brian D. Fitzgerald and A. George Gebauer, at the Special Meeting of Stockholders held on September 8, 2006, CP Acquisition, L.P. No. 1, FGS, Inc., Brian D. Fitzgerald and A. George Gebauer voted all of their outstanding shares of Common Stock and Class A Common Stock in favor of the adoption of the Merger Agreement.  Upon the consummation of the merger, the Voting Agreement terminated.

In addition, upon the consummation of the merger, pursuant to the terms of the Indemnification Agreement, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., the parties set forth on Schedule A thereto, the parties set forth on Schedule B thereto and Capital Partners, Inc., $1.76 of the $16.46 merger consideration per share of Common Stock and Class A Common Stock otherwise payable to the Reporting Persons has been deposited into escrow in satisfaction of the Reporting Persons’ escrow obligations.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits:
1 Joint Filing Agreement, dated as of September 13, 2006, among the Reporting Persons.

[Signature Pages to Amendment No. 20 Follow]

CUSIP No. 814131405

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2006

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1

By: FGS, Inc.
Its: General Partner

	By:	/s/ Brian D. Fitzgerald
	Name	Brian D. Fitzgerald
	Title:	President and Treasurer

CUSIP No. 814131405

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

CUSIP No. 814131405

SCHEDULE A

FGS, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  None of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

CUSIP No. 814131405

Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer, Schlueter and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  None of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

CUSIP No. 814131405

FGS Partners, L.P.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner:	Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CUSIP No. 814131405

CP Acquisition, L.P. No. 1

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:	FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

CUSIP No. 814131405

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

CUSIP No. 814131405

A. George Gebauer

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

CUSIP No. 814131405

William R. Schlueter

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

CUSIP No. 814131405

Wendy E. Bolton

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

CUSIP No. 814131405

INDEX OF EXHIBITS TO AMENDMENT NO. 20

TO SCHEDULE 13D

Exhibit No.	Description	Page

1	Joint Filing Agreement, dated as of September 13, 2006, among the Reporting Persons.	24